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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO/A

Amendment No. 4
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

COST PLUS, INC.
(Name of Subject Company (Issuer))

BLUE CORAL ACQUISITION CORP.
(Offeror)

A Wholly Owned Subsidiary of

BED BATH & BEYOND INC.
(Parent of Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

221485105
(CUSIP Number of Class of Securities)

Allan N. Rauch
Vice President—Legal and General Counsel
Bed Bath & Beyond Inc.
650 Liberty Avenue
Union, New Jersey 07083
Tel: (908) 688-0888
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Peter Samuels, Esq.
Proskauer Rose LLP
Eleven Times Square
New York, New York 10036
(212) 969-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$583,836,616.00	$66,902.68

*
Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of 22,515,752 shares of common stock, par value $0.01 per share, at $22.00 per share. The transaction value also includes the aggregate offer price for 3,946,486 shares issuable pursuant to outstanding options with an exercise price less than $22.00 per share and the aggregate offer price for 75,790 shares issuable pursuant to outstanding deferred stock units. The share numbers have been provided to the Offerors by the Issuer and are as of May 23, 2012.

**
Calculated in accordance with Exchange Act Rule 0-11, as amended, and Fee Rate Advisory #3 for fiscal year 2012, issued September 29, 2011, by multiplying the transaction value by 0.0001146.

(Continued on following page(s))

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$66,902.68	Filing Party:	Blue Coral Acquisition Corp. and Bed Bath & Beyond Inc.
Form or Registration No.:	Schedule TO-T	Date Filed:	May 25, 2012
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☒
amendment to Schedule 13D under Rule 13d-2.

        Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

        If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐
Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐
Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

        This Amendment No. 4 ("Amendment No. 4") further amends and supplements the Tender Offer Statement on Schedule TO originally filed on May 25, 2012, as amended and supplemented by Amendment No. 1 filed on June 6, 2012, Amendment No. 2 filed on June 21, 2012 and Amendment No. 3 filed on June 27, 2012 (together with any other amendments and supplements thereto, the "Schedule TO"), by Bed Bath & Beyond Inc., a New York corporation ("Parent"), and Blue Coral Acquisition Corp., a California corporation ("Purchaser") and a direct wholly owned subsidiary of Parent, relating to the offer by Purchaser for all of the outstanding common stock, par value $0.01 per share ("Shares"), of Cost Plus, Inc., a California corporation ("Cost Plus"), at a price of $22.00 per Share net to the seller in cash without interest and less any required withholding taxes, if any, upon the terms and conditions set forth in the offer to purchase dated May 25, 2012 (as amended and supplemented, the "Offer to Purchase"), a copy of which is attached to the Schedule TO as Exhibit (a)(1)(A), and in the related letter of transmittal (the "Letter of Transmittal"), a copy of which is attached to the Schedule TO as Exhibit (a)(1)(B).

        Except as otherwise set forth below, the information set forth in the Offer to Purchase remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 4. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

        The items of the Schedule TO set forth below are hereby amended and supplemented as follows:

Items 1, 4 and 11.    Summary Term Sheet; Terms of the Transaction; and Additional Information.

        Items 1, 4 and 11 of the Schedule TO are hereby amended and supplemented by adding the following text thereto:

        "The Offer expired at 5:00 p.m., New York City time, on Thursday, June 28, 2012. The Depositary has advised Parent and Purchaser that, as of the expiration of the Offer, a total of 20,824,689 Shares were validly tendered to Purchaser and not validly withdrawn (including 1,942,077 Shares tendered pursuant to notices of guaranteed delivery). All Shares that were validly tendered and not validly withdrawn have been accepted for purchase and paid for by Purchaser. Purchaser also exercised its Top-Up, pursuant to which Cost Plus issued Shares to Purchaser, at a price per Share equal to the Offer Price, in an amount sufficient to ensure that Purchaser owns, after the closing of the Offer but excluding the Shares delivered through notices of guaranteed delivery, one Share more than 90% of the total number of Shares of Cost Plus that would be outstanding on a fully diluted basis immediately after the issuance of Shares pursuant to the Top-Up.

        As a result of the purchase of Shares in the Offer and pursuant to the Top-Up, Parent, through Purchaser, owns sufficient Shares of Cost Plus to effect the Merger in accordance with the short-form merger provisions of the California Corporations Code, without a vote or meeting of Cost Plus' shareholders. Accordingly, Purchaser and Parent intend to effect the Merger promptly, as early as today and in any event as promptly as practicable. Pursuant to the Merger, each outstanding Share not tendered and purchased in the Offer, if any (other than those as to which holders properly exercise dissenters rights, if any), will be converted into the right to receive the same $22.00 per Share price, without interest and less any required withholding taxes, that was paid in the Offer. Upon the closing of the Merger, Cost Plus will become a wholly owned subsidiary of Parent. Cost Plus' common stock will also cease to be traded on the NASDAQ Global Select Market on the business day following the effective time of the Merger.

        On June 29, 2012, Parent issued a press release announcing the successful completion of the Offer. The full text of the press release is set forth as Exhibit (a)(5)(E) hereto and is incorporated by reference herein."

Item 12.    Exhibits.

        Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit thereto:

        "(a)(5)(E)    Press Release, dated June 29, 2012, issued by Parent."

 SIGNATURES

        After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 29, 2012	BLUE CORAL ACQUISITION CORP.
	By:	/s/ ALLAN N. RAUCH
	Name:	Allan N. Rauch
	Title:	Secretary
BED BATH & BEYOND INC.
	By:	/s/ EUGENE A. CASTAGNA
	Name:	Eugene A. Castagna
	Title:	Chief Financial Officer

 EXHIBIT INDEX

Exhibit No.		Description
(a)(1)(A)	*	Offer to Purchase, dated May 25, 2012.
(a)(1)(B)	*	Letter of Transmittal.
(a)(1)(C)	*	Notice of Guaranteed Delivery.
(a)(1)(D)	*	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	*	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(5)(A)		Press Release dated May 9, 2012 (incorporated by reference to Exhibit 99.4 to the Form 8-K filed by Parent with the Securities and Exchange Commission on May 9, 2012).
(a)(5)(B)	*	Summary Advertisement as published in the New York Times on May 25, 2012.
(a)(5)(C)		Letter to employees dated May 9, 2012 (incorporated by reference to Exhibit 99.5 to the Form 8-K filed by Parent with the Securities and Exchange Commission on May 9, 2012).
(a)(5)(D)		Q&A Script dated May 9, 2012 (incorporated by reference to Exhibit 99.6 to the Form 8-K filed by Parent with the Securities and Exchange Commission on May 9, 2012).
(a)(5)(E)		Press Release, dated June 29, 2012, issued by Parent.
(b)		None.
(d)(1)
Agreement and Plan of Merger, dated as of May 8, 2012, by and among Cost Plus, Purchaser and Parent (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Cost Plus with the Securities and Exchange Commission on May 10, 2012).
(d)(2)
Confidentiality Agreement, dated as of March 19, 2012 and as amended May 8, 2012, between Parent and Cost Plus (incorporated by reference to Exhibit (e)(2) of the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Cost Plus with the Securities and Exchange Commission on May 25, 2012).
(d)(3)
Support and Tender Agreement, dated as of May 8, 2012, by and among Parent, Purchaser and Stephens Investment Holdings LLC (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Parent with the Securities and Exchange Commission on May 9, 2012).
(d)(4)
Support and Tender Agreement, dated as of May 8, 2012, by and among Parent, Purchaser and Red Mountain Capital Partners II, L.P. (incorporated by reference to Exhibit 99.2 to the Form 8-K filed by Parent with the Securities and Exchange Commission on May 9, 2012).
(d)(5)
Support and Tender Agreement, dated as of May 8, 2012, by and among Parent, Purchaser and Red Mountain Capital Partners III, L.P. (incorporated by reference to Exhibit 99.3 to the Form 8-K filed by Parent with the Securities and Exchange Commission on May 9, 2012).
(d)(6)
Waiver and Acknowledgement, dated as of May 8, 2012, by and among Cost Plus, Parent and Barry J. Feld (incorporated by reference to Exhibit 5 to the Statement on Schedule 13D filed by Parent and Purchaser with the Securities and Exchange Commission on May 18, 2012).

Exhibit No.	Description
(d)(7)	Waiver and Acknowledgement, dated as of May 8, 2012, by and among Cost Plus, Parent and Jane L. Baughman (incorporated by reference to Exhibit 6 to the Statement on Schedule 13D filed by Parent and Purchaser with the Securities and Exchange Commission on May 18, 2012).
(d)(8)
Waiver and Acknowledgement, dated as of May 8, 2012, by and among Cost Plus, Parent and Jeffrey A. Turner (incorporated by reference to Exhibit 7 to the Statement on Schedule 13D filed by Parent and Purchaser with the Securities and Exchange Commission on May 18, 2012).
(d)(9)
Letter Agreement, dated as of May 18, 2012, by and among Cost Plus and Parent (incorporated by reference to Exhibit 8 to the Statement on Schedule 13D filed by Parent and Purchaser with the Securities and Exchange Commission on May 18, 2012).
(g)	None.

*
Previously filed on May 25, 2012 as an exhibit to the Schedule TO.

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  Items 1, 4 and 11. Summary Term Sheet; Terms of the Transaction; and Additional Information.
  Item 12. Exhibits.
SIGNATURES
EXHIBIT INDEX